



Ceres and Luna Holistic Spa LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $35,000

Offering End Date: September 5, 2024

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Ceres and Luna Holistic Spa LLC

Founded: July 26, 2023

Address: 3821 NE MLK Blvd
Portland, Oregon 97212

Industry: Wellness Spa

Employees: 10

Website: https://www.lunaspapdx.com/

Use of Funds Allocation:

If the maximum raise is met:

$22,050 (63.00%) – of the proceeds will go towards debt refinancing- business purchase loan
$10,650 (30.43%) – of the proceeds will go towards working capital and equipment
$200 (0.57%) – of the proceeds will go towards Oregon SoS Uniform Notice of Federal Crowdfunding Offering filing fee
$2,100 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,510 Followers



LPDX

Business Metrics:

	YTD 6/29/2024
Total Assets	$123,222
Cash & Cash Equivalents	$12,790
Accounts Receivable	$0
Short-term Debt	$601
Long-term Debt	$117,393
Revenue	$154,193
Cost of Goods Sold	$1,370
Taxes	$0
Net Income	$1,064

Recognition:

Ceres and Luna Holistic Spa LLC (DBA Luna Wellness Spa) provides wellness services for women's transitions in mind, body, and spirit throughout their lifetime, with a special focus on prenatal and postpartum care. They offer chiropractic, massage, and acupuncture treatment, with additional services planned.

About:

Ceres and Luna Holistic Spa LLC (DBA Luna Wellness Spa) is a unique wellness spa for Portland moms. Janelle Grizzard, the owner, opened her own massage practice in 2019 and dreamed of expanding the business into a place where moms could get support and recharge. In 2022, the opportunity arose to purchase an existing wellness spa and begin turning her dream into reality.

For more information, contact our Customer Support Team at support@thesmbx.com

SMBx